Exhibit 3

Magna International Inc.

Management’s Discussion and Analysis of Results of Operations and Financial Position

December 31, 2021

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position [“MD&A”] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2021 included in our 2021 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at March 3, 2022.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America [“U.S. GAAP”], this report includes the use of Adjusted earnings (loss) before interest and taxes [“Adjusted EBIT”], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the “Non-GAAP Measures”]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.

HIGHLIGHTS

PRODUCTION

•

Throughout 2021, the automotive industry experienced supply constraints, in particular semiconductor chip shortages, which negatively impacted global light vehicle production. Largely due to the supply constraints, our customers’ production schedules were at times unpredictable, causing labour and other operational inefficiencies at our facilities. Our results in 2021 were also negatively impacted by inflationary cost increases in production inputs including commodities, labour and freight.

•	During 2020, COVID-19 had a significant impact on the automotive industry and our business, largely as a result of the unprecedented, industry-wide production suspensions in the first half of 2020.

SALES & EARNINGS

•

Global light vehicle production increased 4% in 2021, including an increase of 1% in North America and a decrease of 3% in Europe, our two largest markets. In addition, light vehicle production increased 5% in China.

•

Total sales increased 11% to $36.2 billion, compared to $32.6 billion in 2020, primarily reflecting the launch of new programs, the net strengthening of foreign currencies against the U.S. dollar, net business combinations, higher global light vehicle production and higher assembly volumes.

•

Diluted earnings per share were $5.00 in 2021, compared to $2.52 in 2020. The increase in earnings was primarily due to higher contribution on higher sales, partially offset by the factors discussed below under “Results of Operations – Earnings Per Share”.

•

We recorded $101 million in restructuring and impairment charges in 2021. These and other factors included in Other expense, net in 2021 are discussed under “Results of Operations – Other Expense, Net”.

•	Adjusted diluted earnings per share were $5.13, compared to $3.95 in 2020.

CASH & CAPITAL

•

Cash from operating activities was $2.9 billion, compared to $3.3 billion in 2020, largely reflecting an investment in operating assets and liabilities in 2021 compared to generation of cash from operating assets and liabilities in 2020. Our increase in net income was partially offset by lower items not involving current cash flows, in particular the non-cash impairment charges recorded in 2020.

•	We continued to invest in our business, including:

•	$1.4 billion for fixed assets;

•	$517 million associated with the formation of a new joint venture with LG Electronics [“LG”];

•	$403 million in investment and other asset spending; and

•	$81 million for public and private equity investments, acquisitions and business combinations.

•	We returned over $1 billion to shareholders in 2021 through $517 million in share repurchases and $514 million in dividends.

•	Our Board of Directors increased our quarterly dividend by 5% to $0.45 per share reflecting its continued confidence in Magna’s future.

Magna International Inc. Annual Report 2021	1

STRATEGIC UPDATES – ELECTRIFICATION, NEW OEMS AND ADAS

•	Electrification – we continue to advance our position in electrification in order to capitalize on the global shift towards vehicle electrification, including:

•	Completing our joint venture transaction with LG to manufacture e-motors, inverters and on-board chargers, as well as complete e-drive systems for certain automakers.

•	Winning two additional integrated e-drive programs, including both primary and secondary drive systems.

•	Being awarded a new program from Daimler for a family of dual-clutch transmissions, including hybrid variants.

•	Launching our first battery enclosures business for General Motors on a new electric vehicle model.

•

New OEMs – the global shift to electrification has fostered the emergence of a number of new, electric vehicle [“EV”] focused OEMs. We continue to pursue opportunities and grow our business with such OEMs. Achievements include:

•	The launch of the Arcfox α-S, the second vehicle in BJEV’s Arcfox brand, in our complete vehicle manufacturing joint venture operation with BJEV.

•

Reaching the second milestone in our cooperation with Fisker Inc. [“Fisker”], signing a long-term manufacturing agreement for the production of the Fisker Ocean SUV at our assembly facility in Graz, Austria. Manufacturing is scheduled to begin in November of 2022.

•	ADAS – we continue to progress with developing our advanced driver assistance systems business, as evidenced by:

•	The award of a new program for advanced front cameras from a European-based global OEM.

•	The addition of more than 120 employees from Optimus Ride, to enhance Magna’s capabilities in ADAS.

•	The award of an industry-first integrated driver and occupant monitoring system with a German-based automaker.

ACQUISITIONS AND DIVESTITURES

•	We disposed of three Body Exteriors & Structures operations based in Germany.

•	We reached a binding agreement to dispose of our seating operations in Brazil.

•	We acquired Klein Automotive, a metalforming operation in the Czech Republic.

•

In July, we entered an agreement for the acquisition of Veoneer, Inc. [“Veoneer”]. Subsequent to our agreement, Qualcomm Incorporated [“Qualcomm”] made a separate proposal to acquire Veoneer. In October, the Board of Directors of Veoneer determined that the proposal by Qualcomm to acquire Veoneer was a superior proposal considering the terms of the merger agreement between us and Veoneer. Consequently, Veoneer terminated its merger agreement with us.

LEADERSHIP

•	Our Board approved the following management changes effective January 1, 2022:

•	Vince Galifi, previously Executive Vice President and Chief Financial Officer was appointed as President.

•	Pat McCann, previously Senior Vice-President, Finance was promoted to Executive Vice-President and Chief Financial Officer.

•	Anton Mayer, previously Executive Vice-President, Research & Development was promoted to Executive Vice-President and Chief Technology Officer.

OTHER

•	We committed to achieving carbon neutrality in our operations (Scope 1 and 2) in Europe by 2025 and globally by 2030.

OVERVIEW

OUR BUSINESS(1)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 158,000 employees(2) and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 343 manufacturing operations and 91 product development, engineering and sales centres spanning 28 countries. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

[1]	Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.
[2]	Number of employees includes over 149,000 employees at our wholly owned or controlled entities and over 9,000 employees at certain operations accounted for under the equity method.

2	Magna International Inc. Annual Report 2021

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”). Any such forward-looking statements are intended to provide information about management’s current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this document include, but are not limited to, statements relating to: our ability to capitalize on growth in vehicle electrification and ADAS; our ability to capitalize on opportunities with new electric vehicle focused OEMs; our carbon neutrality commitments.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.

INDUSTRY TRENDS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer [“OEM”], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chain and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 can impact vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions, such as the semiconductor chip shortage currently impacting global vehicle production volumes.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 can impact vehicle sales through: mandatory stay-at-home orders which restrict operations of car dealerships, as well as through a deterioration of consumer confidence.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there were a number of significant industry trends that impacted us during 2021, including:

•	supply chain disruptions, including the global shortage of semiconductor chips that materially affected global automotive production volumes, as well as shortages of certain commodities;

•	operational inefficiencies related to “start-stop” production due to semiconductor chip and other supply disruptions at our customers’ facilities;

•	the COVID-19 pandemic, including the impact of shipping capacity constraints, and labour shortages in the value chain;

•	inflationary price increases in the value chain;

•	energy supply disruptions, including unplanned production shutdowns of some of our, our sub-suppliers’ and customers’ manufacturing facilities in China due to electricity rationing.

We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and advanced driver assistance systems, as well as future mobility business models. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.

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RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	2021	2020	Change

1 Canadian dollar equals U.S. dollars	0.798	0.746	+7%
1 euro equals U.S. dollars	1.183	1.141	+4%
1 Chinese renminbi equals U.S. dollars	0.155	0.145	+7%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	2021			2020			Change
	North America	Europe	China	North America	Europe	China	North America	Europe	China

For the three months ended:
March 31	3,753	4,902	6,048	3,777	4,699	3,222	-1%	+4%	+88%
June 30	3,212	4,111	5,715	1,241	2,083	5,839	+159%	+97%	-2%
September 30	2,931	3,051	5,467	3,945	4,276	6,265	-26%	-29%	-13%
December 31	3,249	3,894	7,272	4,040	5,396	8,101	-20%	-28%	-10%

Full Year	13,145	15,958	24,502	13,003	16,454	23,427	+1%	-3%	+5%

Overall, global light vehicle production increased 4% in 2021, however, both 2020 and 2021 were impacted by significant global events which led to significant variability in production volumes throughout both years. Light vehicle production volumes were severely impacted by COVID-19 pandemic related production shutdowns in the first half of 2020, while the second half of 2020 saw a strong rebound. In each of the first three quarters of 2021 there was sequential weakening of light vehicle production volumes as the semiconductor chip shortage became progressively worse. The fourth quarter of 2021 saw some sequential recovery, however global production volumes were still lower compared to the fourth quarter of 2020.

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RESULTS OF OPERATIONS – FOR THE YEAR ENDED DECEMBER 31, 2021

SALES

Sales increased 11% or $3.59 billion to $36.24 billion for 2021 compared to $32.65 billion for 2020 primarily as a result of higher global light vehicle production and higher assembly volumes, including the negative impact of the COVID-19 pandemic during 2020 partially offset by the negative impact of production disruptions due to semiconductor chip shortages during 2021. In addition, sales increased due to:

•	the launch of programs during or subsequent to 2020;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $983 million; and

•	net business combinations during 2021 which increased sales by $942 million.

These factors were partially offset by:

•	the end of production of certain programs; and

•	net customer price concessions subsequent to 2020.

COST OF GOODS SOLD

	2021	2020	Change

Material	$21,817	$19,750	$2,067
Direct labour	2,781	2,498	283
Overhead	6,499	5,959	540

Cost of goods sold	$31,097	$28,207	$2,890

Cost of goods sold increased $2.89 billion to $31.10 billion for 2021 compared to $28.21 billion for 2020, primarily due to:

•	higher material, direct labour and overhead associated with higher sales;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar cost of goods sold by $833 million;

•	net business combinations during 2021;

•	higher commodity, freight and energy costs in proportion to sales;

•	higher labour and other operational inefficiencies in proportion to sales due to the unpredictability of our customers’ production schedules in 2021; and

•	higher launch costs.

These factors were partially offset by:

•	cost savings and operating efficiencies, including as a result of implemented restructuring actions;

•	lower net application engineering costs related to three upcoming ADAS program launches; and

•	lower net warranty costs of $83 million.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased $146 million to $1.51 billion for 2021 compared to $1.37 billion for 2020 primarily due to:

•	net business combinations during 2021 which increased depreciation and amortization by $45 million;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar depreciation and amortization by $42 million; and

•	increased capital deployed at new and existing facilities to support the launch of programs subsequent to 2020.

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SELLING, GENERAL AND ADMINISTRATIVE [“SG&A”]

SG&A expense increased $130 million to $1.72 billion for 2021 compared to $1.59 billion for 2020, primarily as a result of:

•	a $45 million provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar SG&A expense by $44 million;

•	net business combinations during 2021 which increased SG&A by $44 million;

•	higher consulting costs;

•	higher labour and benefit costs;

•	costs incurred at new facilities; and

•	higher incentive compensation and employee profit sharing due to improved financial performance.

These factors were partially offset by:

•	a favourable value-added tax settlement in Brazil during 2021;

•	transactional foreign exchange gains in 2021 compared to transactional foreign exchange losses in 2020; and

•	higher royalty and licencing income.

INTEREST EXPENSE, NET

Net interest expense decreased $8 million to $78 million for 2021 compared to $86 million for 2020 primarily as a result of interest income recognized on a favourable value-added tax settlement in Brazil during 2021 and interest earned on higher cash balances, partially offset by an increase in long-term borrowings due to the issuance of $750 million of 2.45% fixed rate Senior notes during the second quarter of 2020.

EQUITY INCOME

Equity income decreased $41 million to $148 million for 2021 compared to $189 million for 2020, primarily as a result of the reorganization of certain transmission joint ventures which resulted in these entities no longer being equity-accounted for, and net business combinations during 2021, partially offset by earnings on higher sales at certain other equity-accounted entities.

OTHER EXPENSE, NET

	2021	2020

Restructuring and impairments (1)	$101	$269
Net losses (gains) on investments (2)	2	(32)
Merger agreement termination fee (3)	(100)	—
Gain on business combinations (4)	(40)	—
Loss on sale of business (5)	75	—
Impairments and loss on sale of equity-accounted investments (6)	—	347

Other expense, net	$38	$584

(1)	Restructuring and impairments

For the year ended December 31, 2021, we recorded restructuring and impairment charges of $67 million [$52 million after tax] in our Power & Vision segment, $18 million [$17 million after tax] in our Seating Systems segment and $16 million [$14 million after tax] in our Body Exteriors & Structures segment.

During 2020, we recorded restructuring and impairment charges of $123 million [$118 million after tax] in our Body Exteriors & Structures segment, $115 million [$90 million after tax] in our Power & Vision segment and $31 million [$29 million after tax] in our Seating Systems segment. Of the total charges, $168 million was related to restructuring plans implemented by us to right-size our business in response to the impact that COVID-19 was expected to have on vehicle production volumes over the short to medium term. These restructuring plans included plant closures and workforce reductions which were substantially completed by December 31, 2021.

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(2)	Net losses (gains) on investments

For the year ended December 31, 2021, we recorded unrealized losses of $6 million [$12 million after tax] on the revaluation of public and private equity investments and unrealized gains of $4 million [$3 million after tax] related to the revaluation of public company warrants.

During 2020, we recorded unrealized gains of $34 million [$29 million after tax] on the revaluation of our private equity investments and a non-cash impairment charge of $2 million [$2 million after tax] related to a private equity investment, which was included in our Corporate segment.

(3)	Merger agreement termination fee

In the fourth quarter of 2021, Veoneer, Inc. [“Veoneer”] terminated its merger agreement with us. In connection with the termination of the merger agreement, Veoneer paid us a termination fee which, net of our associated transaction costs, amounted to $100 million [$75 million after tax].

(4)	Gain on business combinations

During 2021, we acquired a 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC. [“Hongli”]. The acquisition included an additional 15% equity interest in two entities that we previously equity accounted for. On the change in basis of accounting we recognized a $22 million gain [$22 million after tax].

During 2021, substantially all of the assets of our European joint venture with Ford Motor Company [“Ford”], Getrag Ford Transmission GmbH [“GFT”], were distributed to either Ford or us, which resulted in us recording a gain of $18 million [$18 million after tax]. As part of the distribution, we received GFT’s non-controlling interest in a Chinese joint venture, a facility in Europe and cash.

See Note 5, “Business Combinations”, to the consolidated financial statements included in this Report.

(5)	Loss on sale of business

During 2021, we sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, we provided the buyer with $41 million of funding, resulting in a loss on disposal of $75 million [$75 million after tax].

(6)	Impairments and loss on sale of equity-accounted investments

The following table summarizes the impairment charges and loss on sale recorded for certain investments in our Power & Vision segment in 2020:

Impairment of Getrag (Jiangxi) Transmission Co., Ltd. [“GJT”] (i)	$337
Loss on sale and impairment of Dongfeng Getrag Transmission Co. Ltd. [“DGT”] (ii)	10

Total impairments and loss on sale of equity-accounted investments	347
Tax effect on Other Expense, net	(53)
Loss attributable to non-controlling interests	(75)

Non-cash impairment charge included in Net income attributable to Magna International Inc.	$219

(i)

An impairment for GJT was recorded based on pricing pressure in the China market as well as declines in volume and sales projections for the foreseeable future. In the fourth quarter of 2020, the governing documents related to GJT were revised, providing us with a controlling financial interest and as a result, we began consolidating GJT on December 29, 2020. See Note 5, “Business Combinations”, to the consolidated financial statements included in this Report.

(ii)	During 2020, we recorded a $10 million [$10 million after tax] loss on the sale of our 50% interest in DGT.

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INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $1.95 billion for 2021 compared to $1.01 billion for 2020. This $942 million increase is a result of the following changes, each as discussed above:

	2021	2020	Change

Sales	$36,242	$32,647	$3,595

Costs and expenses
Cost of goods sold	31,097	28,207	2,890
Depreciation and amortization	1,512	1,366	146
Selling, general & administrative	1,717	1,587	130
Interest expense, net	78	86	(8)
Equity income	(148)	(189)	41
Other expense, net	38	584	(546)

Income from operations before income taxes	$1,948	$1,006	$942

INCOME TAXES

	2021		2020

Income taxes as reported	$395	20.3%	$329	32.7%
Tax effect on Other expense, net	(14)	(1.1)	80	(7.0)
Adjustments to Deferred Tax Valuation Allowances	13	0.6	—	—

	$394	19.8%	$409	25.7%

During 2021 we recorded adjustments to valuation allowances against our deferred tax assets. As a result of a restructuring in Germany and unrealized capital gains in Canada we released a portion of our valuation allowances. These effects were partially offset by new valuation allowances against deferred tax assets in the Czech Republic and Italy due to cumulative losses in recent years. The net effect of these adjustments was a reduction in income tax expense of $13 million [“Adjustments to Deferred Tax Valuation Allowances”].

Excluding the tax effect on Other expense, net, and the Adjustments to Deferred Tax Valuation Allowances our effective income tax rate decreased to 19.8% for 2021 compared to 25.7% for 2020 primarily as a result of:

•	higher favourable changes in our reserves for uncertain tax positions;

•	lower losses not benefited in Europe and South America;

•	lower accrued tax on undistributed foreign earnings; and

•	an increase in research and development credits.

These factors were partially offset by an unfavourable re-measurement of deferred tax assets of a China subsidiary.

(INCOME) LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $39 million for 2021 compared to a loss attributable to non-controlling interests of $80 million for 2020. This $119 million change was substantially due to an impairment charge attributable to non-controlling interests of $75 million recorded in 2020 and a $28 million increase as a result of consolidating certain transmission joint ventures that were previously equity-accounted for. In addition, improved net income at our non-wholly owned operations in China and the acquisition of Hongli during 2021 contributed to this increase.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. increased $757 million to $1.514 billion for 2021 compared to $757 million for 2020 as a result of an increase in income from operations before income taxes of $942 million, partially offset by an increase of $119 million in income attributable to non-controlling interests and an increase in income taxes of $66 million.

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EARNINGS PER SHARE

	2021	2020	% Change

Earnings per Common Share
Basic	$5.04	$2.52	+100%
Diluted	$5.00	$2.52	+98%

Weighted average number of Common Shares outstanding (millions)
Basic	300.6	299.7	—
Diluted	302.8	300.4	+1%

Adjusted diluted earnings per share	$5.13	$3.95	+30%

Diluted earnings per share was $5.00 for 2021 compared to $2.52 for 2020. The $2.48 increase was substantially a result of higher net income attributable to Magna International Inc., as discussed above, partially offset by an increase in the weighted average number of diluted shares outstanding during 2021. The increase in the weighted average number of diluted shares outstanding was primarily due to the exercise of stock options during or subsequent to 2020 and an increase in diluted shares related to outstanding stock options as a result of the increase in our share price. This increase was partially offset by the purchase and cancellation of Common Shares, during or subsequent to 2020, pursuant to our normal course issuer bids.

Other expense, net, after tax, and Adjustments to Deferred Tax Valuation Allowances negatively impacted diluted earnings per share by $0.13 in 2021, and $1.43 in 2020, respectively, as discussed in the “Other expense, net”, “Income Taxes” and “(Income) loss attributable to non-controlling interests” sections above.

Adjusted diluted earnings per share, as reconciled in the “Non-GAAP Financial Measures Reconciliation” section, was $5.13 for 2021 compared to $3.95 for 2020, an increase of $1.18.

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NON-GAAP PERFORMANCE MEASURES - FOR THE YEAR ENDED DECEMBER 31, 2021

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for 2021 compared to 2020:

	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales

2020	$32,647	$1,676	5.1%
Increase (decrease) related to:
Body Exteriors & Structures	927	3	-0.1%
Power & Vision	1,620	243	+0.4%
Seating Systems	436	45	+0.1%
Complete Vehicles	691	13	-0.1%
Corporate and Other	(79)	84	+0.3%

2021	$36,242	$2,064	5.7%

Adjusted EBIT as a percentage of sales increased to 5.7% for 2021 compared to 5.1% for 2020, primarily due to:

•	the negative impact of the COVID-19 pandemic in 2020;

•	cost savings and operating efficiencies, including as a result of implemented restructuring actions;

•	lower net application engineering costs related to three upcoming ADAS program launches;

•	lower net warranty costs;

•	higher tooling contribution; and

•	amortization related to the initial value of public company warrants.

These factors were partially offset by:

•

the negative impact of production disruptions due to semiconductor chip shortages during 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers’ production schedules;

•	higher production costs in proportion to sales, including commodity, freight and energy costs;

•	the benefit of COVID-19 related government employee support programs during 2020;

•	higher launch costs;

•	a provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment;

•	higher employee profit sharing and incentive compensation due to improved financial performance;

•	higher pre-operating costs incurred at new facilities;

•	a favourable engineering program resolution in 2020 in our Complete Vehicle segment; and

•	net customer price concessions subsequent to 2020.

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RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital increased to 10.3% for 2021 compared to 7.9% for 2020 as a result of an increase in Adjusted After-tax operating profits partially offset by higher Average Invested Capital. Other expense, net, after tax and Adjustments to Deferred Tax Valuation Allowances negatively impacted Return on Invested Capital by 0.2% in 2021 and by 3.2% in 2020.

Average Invested Capital increased $161 million to $16.01 billion 2021 compared to $15.84 billion for 2020 primarily due to:

•	the net strengthening of foreign currencies against the U.S. dollar;

•	net business combinations during 2021;

•	recognition of the initial value and subsequent revaluation of the vested portion of the public company warrants in 2021; and

•	investments in and favourable revaluations of certain public and private equity investments.

These factors were partially offset by:

•	a decrease in average non-cash working capital;

•	average depreciation expense on fixed assets in excess of our average investment in fixed assets; and

•	the impairment of assets recorded during 2020.

RETURN ON EQUITY

Return on Equity was 12.5% for 2021 compared to 7.0% for 2020. This increase was due to higher net income attributable to Magna, partially offset by higher average shareholders’ equity. Other expense, net, after tax and Adjustments to Deferred Tax Valuation Allowances negatively impacted Return on Equity by 0.3% in 2021 and by 4.0% in 2020.

Magna International Inc. Annual Report 2021	11

SEGMENT ANALYSIS

We are a global supplier in the automotive space. Our systems approach to design, engineering and manufacturing touches nearly every aspect of the vehicle, including body and chassis structures, exterior systems and modules, trim and engineered glass, active aerodynamics, energy storage systems, electrified and conventional powertrain technologies, powertrain subsystems and components, ADAS and automated driving, control modules, mechatronics, mirrors and overhead consoles, lighting, complete seats, seating structural products, seat foam and seat trim. We also have complete vehicle engineering and contract manufacturing expertise.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	Sales			Adjusted EBIT
	2021	2020	Change	2021	2020	Change

Body Exteriors & Structures	$14,477	$13,550	$927	$820	$817	$3
Power & Vision	11,342	9,722	1,620	738	495	243
Seating Systems	4,891	4,455	436	152	107	45
Complete Vehicles	6,106	5,415	691	287	274	13
Corporate and Other	(574)	(495)	(79)	67	(17)	84

Total reportable segments	$36,242	$32,647	$3,595	$2,064	$1,676	$388

BODY EXTERIORS & STRUCTURES

	2021	2020	Change

Sales	$14,477	$13,550	$927	+7%

Adjusted EBIT	$820	$817	$3	—

Adjusted EBIT as a percentage of sales	5.7%	6.0%		-0.3%

Sales – Body Exteriors & Structures

Sales increased 7% or $927 million to $14.48 billion for 2021 compared to $13.55 billion for 2020, primarily as a result of higher global light vehicle production, including the negative impact of the COVID-19 pandemic during 2020 partially offset by production disruptions due to semiconductor chip shortages during 2021. In addition, sales increased due to:

•	the launch of programs during or subsequent to 2020, including the:

•	Ford Bronco Sport;

•	GM full-size SUV’s;

•	Jeep Grand Cherokee L; and

•	Ford Mustang Mach E; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $354 million.

These factors were partially offset by:

•	the end of production of certain programs;

•	the sale of three operations in Germany during 2021, which decreased sales by $220 million; and

•	net customer price concessions subsequent to 2020.

12	Magna International Inc. Annual Report 2021

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $3 million to $820 million for 2021 compared to $817 million for 2020 while Adjusted EBIT as a percentage of sales decreased to 5.7% compared to 6.0%. Adjusted EBIT was higher primarily as a result of earnings on higher sales. Excluding this factor, Adjusted EBIT and Adjusted EBIT as a percentage of sales were lower primarily due to:

•

the negative impact of production disruptions due to semiconductor chip shortages during 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers’ production schedules;

•	higher launch costs;

•	higher pre-operating costs incurred at new facilities;

•	higher production costs in proportion to sales, including freight and energy costs;

•	higher net unfavourable commercial items;

•	higher net warranty costs of $23 million;

•	higher employee profit sharing and incentive compensation due to improved financial performance; and

•	net customer price concessions subsequent to 2020.

These factors were partially offset by:

•	cost savings and operating efficiencies, including as a result of implemented restructuring actions;

•	higher tooling contribution; and

•	the net strengthening of foreign currencies against the U.S. dollar, which had a favourable $22 million impact on reported U.S. dollar Adjusted EBIT.

POWER & VISION

	2021	2020	Change

Sales	$11,342	$9,722	$1,620	+17%

Adjusted EBIT	$738	$495	$243	+49%

Adjusted EBIT as a percentage of sales	6.5%	5.1%		1.4%

Magna International Inc. Annual Report 2021	13

Sales – Power & Vision

Sales increased 17% or $1.62 billion to $11.34 billion for 2021 compared to $9.72 billion for 2020, primarily as a result of higher global light vehicle production, including the negative impact of the COVID-19 pandemic during 2020 partially offset by production disruptions due to semiconductor chip shortages during 2021. In addition, sales increased due to:

•	business combinations during 2021, which increased sales by $741 million;

•	the launch of programs during or subsequent to 2020, including the:

•	GM full-size SUV’s;

•	Jeep Grand Cherokee L;

•	Dongfeng T5 EVO; and

•	Renault Samsung XM3; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $348 million.

These factors were partially offset by net customer price concessions subsequent to 2020.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $243 million to $738 million for 2021 compared to $495 million 2020 and Adjusted EBIT as a percentage of sales increased to 6.5% from 5.1%. Adjusted EBIT was higher primarily as a result of earnings on higher sales. In addition, Adjusted EBIT and Adjusted EBIT as a percentage of sales were higher primarily due to:

•	lower net warranty costs of $106 million;

•	lower net application engineering costs related to three upcoming ADAS program launches;

•	cost savings and operating efficiencies, including as a result of implemented restructuring actions; and

•	the net strengthening of foreign currencies against the U.S. dollar, which had a favourable $32 million impact on reported U.S. dollar Adjusted EBIT.

These factors were partially offset by:

•

the negative impact of production disruptions due to semiconductor chip shortages during 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers’ production schedules;

•	higher production costs in proportion to sales, including commodity, freight and energy costs;

•	higher electrification spending;

•	business combinations during 2021, which negatively impacted Adjusted EBIT as a percentage of sales;

•	higher employee profit sharing and incentive compensation due to improved financial performance; and

•	net customer price concessions subsequent to 2020.

14	Magna International Inc. Annual Report 2021

SEATING SYSTEMS

	2021	2020	Change

Sales	$4,891	$4,455	$436	+10%

Adjusted EBIT	$152	$107	$45	+42%

Adjusted EBIT as a percentage of sales	3.1%	2.4%		+0.7%

Sales – Seating Systems

Sales increased 10% or $436 million to $4.89 billion for 2021 compared to $4.46 billion for 2020, primarily due to:

•	the acquisition of Hongli during 2021 which increased sales by $426 million;

•	the launch of programs during or subsequent to 2020, including the:

•	Jeep Grand Cherokee L;

•	Skoda Enyaq; and

•	Chevrolet Bolt EUV; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $66 million.

These factors were partially offset by:

•

an unfavourable mix of global light vehicle production including the negative impact of production disruptions due to semiconductor chip shortages during 2021 partially offset by the negative impact of the COVID-19 pandemic during 2020;

•	the end of production of certain programs; and

•	and net customer price concessions subsequent to 2020.

Magna International Inc. Annual Report 2021	15

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

The negative impact of production disruptions during 2021, including semiconductor chip shortages, was more pronounced in our Seating Systems segment compared to our other reporting segments due to the mix of programs impacted. Adjusted EBIT increased $45 million to $152 million for 2021 compared to $107 million for 2020 and Adjusted EBIT as a percentage of sales increased to 3.1% from 2.4%. Adjusted EBIT was higher primarily as a result of earnings on higher sales. In addition, Adjusted EBIT and Adjusted EBIT as a percentage of sales were higher primarily due to:

•	favourable commercial settlements during 2021;

•	the acquisition of Hongli during 2021;

•	cost savings and operating efficiencies, including as a result of implemented restructuring actions; and

•	productivity and efficiency improvements at certain underperforming facilities.

These factors were partially offset by:

•	the negative impact of production disruptions during 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers’ production schedules;

•	higher employee profit sharing and incentive compensation due to improved financial performance;

•	higher production costs in proportion to sales, including freight and energy costs;

•	higher launch costs; and

•	net customer price concessions subsequent to 2020.

COMPLETE VEHICLES

	2021	2020	Change

Complete Vehicle Assembly Volumes (thousands of units)(i)	125.6	109.5	16.1	+15%

Sales	$6,106	$5,415	$691	+13%

Adjusted EBIT	$287	$274	$13	+5%

Adjusted EBIT as a percentage of sales	4.7%	5.1%		-0.4%

(i)	Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales increased 13% or $691 million to $6.11 billion for 2021 compared to $5.42 billion for 2020 primarily as a result of a 15% increase in assembly volumes, including the negative impact of the COVID-19 pandemic in 2020 partially offset by the negative impact of production disruptions due to semiconductor chip shortages during 2021. In addition, sales were positively impacted by a $233 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

16	Magna International Inc. Annual Report 2021

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT increased $13 million to $287 million for 2021 compared to $274 million for 2020 while Adjusted EBIT as a percentage of sales decreased to 4.7% from 5.1%. Adjusted EBIT increased primarily due to higher earnings due to higher assembly volumes, net of contractual fixed cost recoveries on certain programs. Excluding this factor, Adjusted EBIT and Adjusted EBIT as a percentage of sales were lower primarily due to:

•	a $45 million provision on an engineering services contract with the automotive unit of Evergrande;

•	a favourable engineering program resolution in 2020;

•	higher production costs in proportion to sales, including freight and energy costs; and

•	higher employee profit sharing and incentive compensation due to improved financial performance.

These factors were partially offset by higher favourable government research and development incentives in 2021, higher margins on engineering programs, and the strengthening of the euro against the U.S. dollar, which had a favourable $12 million impact on reported U.S. dollar Adjusted EBIT.

CORPORATE AND OTHER

Adjusted EBIT was earnings of $67 million for 2021 compared to a loss of $17 million for 2020. The $84 million improvement was primarily the result of:

•	amortization related to the initial value of public company warrants;

•	lower incentive compensation and employee profit sharing;

•	lower transactional foreign exchange losses in 2021 compared to 2020;

•	lower labour and benefits;

•	an increase in fees received from our divisions; and

•	a loss on sale of assets during 2020.

Magna International Inc. Annual Report 2021	17

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	2021	2020	Change

Net income	$1,553	$677
Items not involving current cash flows	1,576	1,976

	3,129	2,653	$476
Changes in operating assets and liabilities	(189)	625	(814)

Cash provided from operating activities	$2,940	$3,278	$(338)

Cash provided from operating activities

Comparing 2021 to 2020, cash provided from operating activities decreased $338 million. The negative impact of production disruptions due to semiconductor chip shortages during 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers’ production schedules resulted in lower cash generation than would be expected from the increase in production volumes. Specifically, we used $3.21 billion of additional cash for materials and overhead, $709 million for labour partially offset by collecting an additional $3.74 billion from our customers.

Changes in operating assets and liabilities

During 2021, we used $189 million for operating assets and liabilities, primarily as result of increased production inventory related to supply chain and customers disruptions.

These uses of cash were partially offset by:

•	an increase in accounts payable;

•	an increase in taxes payable; and

•	a decrease in production and other receivables as a result of lower operating activity in the month of December 2021 compared to the month of December 2020.

18	Magna International Inc. Annual Report 2021

INVESTING ACTIVITIES

	2021	2020	Change

Fixed asset additions	$(1,372)	$(1,145)
Increase in investments, other assets and intangible assets	(403)	(331)
Increase in public and private equity investments	(68)	(132)

Fixed assets, investments, other assets and intangible assets additions	(1,843)	(1,608)
Increase in equity method investments	(517)	—
Funding provided on sale of business	(41)	9
Business combinations	(13)	91
Settlement of long-term receivable from non-consolidated joint venture	50	—
Proceeds from dispositions	81	108

Cash used for investing activities	$(2,283)	$(1,400)	$(883)

Cash used for investing activities in 2021 was $883 million higher compared to 2020, primarily due to $517 million used to fund the acquisition of a 49% non-controlling interest in LG Magna e-Powertrain Co., Ltd. [“LME”], a $235 million increase in fixed assets, investments, other assets and intangible assets, and $13 million net cash paid for business combinations in 2021 compared to $91 million in net cash received in 2020. These factors were partially offset by a $50 million cash receipt from a non-consolidated joint venture during 2021.

FINANCING ACTIVITIES

	2021	2020	Change

Issues of debt	$55	$854
Decrease in short-term borrowings	(101)	(31)
Repayments of debt	(121)	(140)
Issue of Common Shares on exercise of stock options	146	81
Tax withholdings on vesting of equity awards	(13)	(13)
Repurchase of Common Shares	(517)	(203)
Contributions to subsidiaries by non-controlling interests	8	18
Dividends paid to non-controlling interest	(49)	(18)
Dividends paid	(514)	(467)

Cash (used for) provided from financing activities	$(1,106)	$81	$(1,187)

The decrease in issues of debt relates primarily to the issuance of $750 million of 2.45% fixed-rate Senior Notes during 2020.

During 2021 we repurchased 6.0 million Common Shares under normal course issuer bids for aggregate cash consideration of $517 million. During 2020 we repurchased 5.1 million Common Shares under normal course issuer bids for aggregate cash consideration of $203 million.

Cash dividends paid per Common Share were $1.72 for 2021, for a total of $514 million compared to $1.60 for 2020, for a total of $467 million.

Magna International Inc. Annual Report 2021	19

FINANCING RESOURCES

	2021	2020	Change

Liabilities
Long-term debt due within one year	$455	$129
Current portion of operating lease liabilities	274	241
Long-term debt	3,538	3,973
Operating lease liabilities	1,406	1,656

	$5,673	$5,999	$(326)

Financial liabilities decreased $326 million to $5.67 billion as at December 31, 2021 primarily as a result of a reduction in operating lease liabilities. During 2021, $336 million of Senior Notes due December 15, 2022, was reclassified from long-term debt to long-term debt due within one year.

CASH RESOURCES

In 2021, our cash resources decreased by $426 million to $2.9 billion, primarily as a result of cash used for investing and financing activities, partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at December 31, 2021, we had term and operating lines of credit totaling $3.8 billion, of which $3.5 billion was unused and available. On December 10, 2021, we amended our U.S. $750 million 364-day syndicated revolving credit facility, including an extension of the maturity date to December 9, 2022. The facility can be drawn in U.S. dollars or Canadian dollars. As of December 31, 2021, we had not borrowed any funds under this credit facility.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 3, 2022 were exercised:

Common Shares	296,643,367
Stock options (i)	6,090,512

302,733,879

(i)

Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2021, we had contractual obligations requiring annual payments as follows:

	2022	2023- 2024	2025- 2026	Thereafter	Total

Operating leases	$300	$502	$381	$835	$2,018
Long-term debt	455	1,460	651	1,427	3,993
Unconditional purchase obligations:
Materials and services	2,407	573	477	13	3,470
Capital	1,028	189	64	31	1,312

Total contractual obligations	$4,190	$2,724	$1,573	$2,306	$10,793

20	Magna International Inc. Annual Report 2021

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $651 million at December 31, 2021. These obligations are as follows:

	Pension Liability	Retirement Liability	Termination and Long Service Arrangements	Total

Projected benefit obligation	$689	$27	$467	$1,183
Less plan assets	(532)	—	—	(532)

Unfunded amount	$157	$27	$467	$651

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in U.S. dollars, Canadian dollars and Mexican pesos. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in U.S. dollars, Canadian dollars and Mexican pesos. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros. Our European operations’ material, equipment and labour are paid for principally in euros and U.S. dollars.

Our Asian operations negotiate sales contracts with OEMs for payment principally in Chinese renminbi. Our Asian operations’ material, equipment and labour are paid for principally in Chinese renminbi.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price or material purchases have been quoted in foreign currencies and for labour in countries where their local currency is not their functional currency. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, Chinese renminbi and Mexican peso, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

Magna International Inc. Annual Report 2021	21

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	2021	2020

Net Income	$1,553	$677
Add :
Interest Expense, net	78	86
Other Expense, net	38	584
Income Taxes	395	329

Adjusted EBIT	$2,064	$1,676

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	2021	2020

Sales	$36,242	$32,647

Adjusted EBIT	$2,064	$1,676

Adjusted EBIT as a percentage of sales	5.7%	5.1%

ADJUSTED DILUTED EARNINGS PER SHARE

	2021	2020

Net income attributable to Magna International Inc.	$1,514	$757
Add :
Other Expense, net	38	584
Tax effect on Other Expense, net	14	(80)
Adjustments to Deferred Tax Valuation Allowances	(13)	—
Loss attributable to non-controlling interests related to Other Expense, net	—	(75)

Adjusted net income attributable to Magna International Inc.	$1,553	$1,186
Diluted weighted average number of Common Shares outstanding during the period (millions)	302.8	300.4

Adjusted diluted earnings per share	$5.13	$3.95

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the twelve month period is averaged on a five-fiscal quarter basis.

	2021	2020
Net Income	$1,553	$677
Add :
Interest Expense, net	78	86
Income taxes on Interest Expense, net at Magna’s effective income tax rate:	(15)	(20)

After-tax operating profits	1,616	743
Other Expense, net	38	584
Tax effect on Other Expense, net	14	(80)
Adjustments to Deferred Tax Valuation Allowances	(13)	—

Adjusted After-tax operating profits	$1,655	$1,247

22	Magna International Inc. Annual Report 2021

	2021	2020

Total Assets	$29,086	$28,605
Excluding:
Cash and cash equivalents	(2,948)	(3,268)
Deferred tax assets	(421)	(372)
Less Current Liabilities	(10,401)	(9,743)
Excluding:
Long-term debt due within one year	455	129
Current portion of operating lease liabilities	274	241

Invested Capital	$16,045	$15,592

	2021	2020

After-tax operating profits	$1,616	$743

Average Invested Capital	$16,005	$15,844

Return on Invested Capital	10.1%	4.7%

	2021	2020

Adjusted After-tax operating profits	$1,655	$1,247

Average Invested Capital	$16,005	$15,844

Adjusted Return on Invested Capital	10.3%	7.9%

RETURN ON EQUITY

	2021	2020

Net income attributable to Magna International Inc.	$1,514	$757

Average Shareholders’ Equity	$12,121	$10,751

Return on Equity	12.5%	7.0%

SUBSEQUENT EVENTS

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2021, we purchased 1,600,500 Common Shares for cancellation and 165,773 Common Shares to satisfy stock-based compensation awards each under our existing normal course issuer bid for cash consideration of $132 million.

SENIOR NOTES REDEMPTION

On February 28, 2022, we redeemed for cash the entire aggregate principle amount outstanding of the Cdn$425 million 3.100% Senior Notes due 2022 [“the Notes”]. The redemption price for the Notes was Cdn$430 million, resulting in a loss on early extinguishment of Cdn$5 million that reflects the payment of the premium to redeem the Notes and the write-off of the unamortized debt issuance costs.

Magna International Inc. Annual Report 2021	23

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 1, “Significant Accounting Policies”, to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

REVENUE RECOGNITION - COMPLETE VEHICLE ASSEMBLY ARRANGEMENTS

The Company’s complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted for. For these complex arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and recognized as revenue.

Significant interpretation and judgment is sometimes required to determine the appropriate accounting for these contracts including: (i) combining contracts that may impact the allocation of the transaction price between products and services; (ii) determining whether performance obligations are considered distinct and are required to be accounted for separately or combined; and (iii) the allocation of the transaction price to each distinct performance obligation and determining when to recognize revenue.

IMPAIRMENT ASSESSMENTS – GOODWILL, LONG-LIVED ASSETS, AND EQUITY METHOD INVESTMENTS

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed by comparing the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. If a reporting unit’s carrying amount exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, significant volume decrease in, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment may be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

As of December 31, 2021, we had equity method investments of $1.0 billion. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the book value and the fair value of the investment.

We believe that accounting estimates related to goodwill, long-lived asset, and equity method investment impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

WARRANTY

We record product warranty costs, which include product liability and recall costs. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle assembly, powertrain systems, and electronics contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience.

24	Magna International Inc. Annual Report 2021

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Where applicable, insurance recoveries related to such provisions are also recorded.

Due to the uncertain nature of the net costs, actual product liability costs could be materially different from our best estimates of future costs.

INCOME TAXES

The determination of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2021, we had gross unrecognized tax benefits of $142 million excluding interest and penalties, of which $126 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowances on deferred tax assets.

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets in order to avoid the potential loss of these tax benefits. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations. Refer to Note 10, “Income Taxes” of the notes to the consolidated financial statements for additional information.

EMPLOYEE FUTURE BENEFIT PLANS

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2021, we had past service costs and actuarial experience losses of $214 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 22, “Contingencies” of our audited consolidated financial statements for the year ended December 31, 2021, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 5. Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2021.

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CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the “Exchange Act”]), are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2021, under the supervision, and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission [“SEC”]) are effective as of December 31, 2021.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission [“COSO”] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2021, such internal control over financial reporting is effective. The Company’s internal control over financial reporting as of December 31, 2021, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2021. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2021.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting that occurred during 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties. The following are the more significant of such risks:

RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

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Economic Cyclicality: The global automotive industry is cyclical, with the potential for regional differences in timing of expansion and contraction of economic cycles. A worsening of economic, political, or other conditions in North America, Europe or China, including as a result of COVID-19, increasing inflation and/or rising interest rates, may result in lower consumer confidence, which typically translates into lower vehicle sales and production levels. A significant decline in vehicle production volumes from current levels could have a material adverse effect on our profitability and financial condition.

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Regional Volumes Declines: North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all of these geographic regions could have a material adverse effect on our operations, sales and profitability.

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Intense Competition: The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics and semiconductor companies have entered or expanded their presence in the automotive industry, while disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow our electronics or electric vehicle (“EV”) content at or above the rate of growth of vehicle production, could affect our ability to fully implement our corporate strategy.

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Trade Agreements: The global growth of the automotive industry has been aided by the free movement of goods, services, people and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

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Trade Disputes/Tariffs: International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. The imposition of tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.

CUSTOMER AND SUPPLIER RELATED RISKS

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Customer Concentration: Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: BMW, Daimler, General Motors, Stellantis, Ford and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them in North America, Europe and China may be limited. While we continue to diversify our business, including to derive increased revenue from emergent EV-focused OEMs and through new business models, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

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Emergence of Potentially Disruptive EV OEMs: With the accelerating trend toward vehicle electrification, a number of potentially disruptive, EV-focused OEMs have emerged, particularly in China. It is too early to predict which of these emergent EV-focused OEMs will succeed in the long-term, whether independently or through cooperative relationships with each other or with any of our traditional OEM customers. Vehicle electrification is an important component of our strategy, including through development and supply of electric drive systems and products that support electrification, such as battery enclosures, as well as complete vehicle engineering and contract vehicle manufacturing. While we are developing business relationships with some of the emergent EV-focused OEMs, we do not have relations with all, nor are such relationships as well established as those with our traditional customers. The failure to sufficiently grow our sales to emergent OEMs which achieve significant commercial success could adversely impact our long-term strategy. At the same time, conducting business with recently established OEMs poses risks and challenges, including due to their limited operating history and (in some cases) financial and capital resources, which may elevate counterparty risk, as well as uncertainties regarding consumer/market acceptance of their vehicles. It remains too early to determine whether our commercial experience with such emergent EV-focused OEMs will be similar to our experience with established OEMs.

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Customer Consolidation and Cooperation: There have been a number of examples of OEM consolidation in recent years, including the merger of PSA and Fiat Chrysler to form Stellantis. Additionally, competing OEMs are increasingly cooperating and collaborating in different ways to save costs, including through joint purchasing activities, platform sharing, powertrain sharing, joint R&D and regional joint ventures. While OEM consolidation and cooperation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

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Market Shifts: While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

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Consumer Take Rate Shifts: Shifts in consumer preferences may impact “take rates” for certain types of products we sell. Examples of such products include: manual and dual-clutch transmissions; all-wheel drive systems; power liftgates; active aerodynamics systems; advanced driver assistance systems; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher “take rates” for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

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Dependence on Outsourcing: We depend on outsourcing by OEMs. A reduction in outsourcing by OEMs or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

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MANUFACTURING / OPERATIONAL RISKS

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Russian Invasion of Ukraine: In response to Russia’s invasion of Ukraine, a number of countries, including the U.S. and European Union member states, have taken actions against Russia, such as: imposition of sanctions targeting certain Russian leadership and other individuals; restrictions on certain sectors of the Russian economy; expulsion of some Russian banks from the SWIFT global banking payment system; and other measures, with further restrictions likely as the conflict continues. Magna currently has 6 manufacturing operations in Russia, primarily supplying VW and Hyundai, with 2021 sales of approximately $370 million. To the extent that VW, Hyundai and/or our other OEM customers in Russia suspend Russian production, and/or to the extent any of our OEM customers suspend production elsewhere or cease selling vehicles in the Russian market, Magna’s sales would be adversely affected. Additionally, the conflict and restrictive measures against Russia could exacerbate a number of risks described elsewhere in these Risk Factors, including: disruption of vehicle production and supply chains; worsening the current semiconductor chip shortage since Russia and Ukraine are critical suppliers of neon gas and palladium used in chip production; exacerbating energy shortages or driving energy prices higher, particularly oil and natural gas; constraining the supply of aluminum, palladium or other commodity metals required in automotive production; and increasing cybersecurity threats.

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Semiconductor Chip Shortages and Price Increases: The global shortage of semiconductor chips had a material adverse effect on global automotive production volumes in 2021, is expected to continue impacting volumes in 2022, and could worsen as a result of Russia’s invasion of Ukraine. In response to the semiconductor chip shortage, OEMs continue to take actions such as: unplanned shutdowns of production lines and/or plants; reductions in their vehicle production plans; and changes to their product mix. Such OEM responses can result in a number of direct and indirect consequences for Tier 1 suppliers like us, including: lower sales; significant production inefficiencies due to production lines being stopped/restarted unexpectedly based on OEMs’ production priorities; higher inventory levels; premium freight costs to expedite shipments; other unrecoverable costs; and increased challenges in retaining employees through production disruptions. The current shortage of semiconductor chips has also resulted in elevated prices for this critical automotive component. Tier 1 suppliers may face price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs and surcharges related to the semiconductor chip shortage. It remains unclear when supply and demand for automotive semiconductor chips will fully rebalance. A worsening or prolongation of the semiconductor chip shortage could have a material adverse effect on our operations, sales and profitability.

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COVID-19: The development and spread of highly-transmissible COVID-19 variants such as the “Omicron” variant creates continued risk of further disruptions to the automotive industry, including through further mandatory lockdowns/stay-at-home orders or other restrictions. These orders may: restrict consumers’ ability to purchase vehicles; restrict production; cause elevated employee absenteeism; result in us incurring significant unrecoverable costs; and lead to supply chain disruptions. Over the medium-to long term, the pandemic may result in societal changes that impact the automotive industry, positively or negatively, including as a result of: expanded work-from-home practices that reduce consumers’ reliance on vehicles; and/or increased reluctance by people to utilize modes of public transit and/or shared mobility. Prolonged production shutdowns and/or restrictions on consumers’ ability to purchase vehicles due to COVID-19 lockdowns in the short-term, or long-term changes in consumers’ vehicle purchasing behaviour, could have a material adverse effect on our operations, sales and profitability.

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Supply Disruptions: Events which prevent us from supplying products to our customers could result in a range of potential adverse consequences, including: material price increases; elevated, unrecoverable costs such as those for premium freight or re-sourcing of supply; penalties or business interruption claims by our customers; loss of future business; and reputational damage. In addition to the global semiconductor chip shortage, OEMs and Tier 1 automotive suppliers could also experience supply disruptions or constraints on other critical manufacturing inputs, such as steel and/or aluminum. The impacts of prolonged supply disruptions or constraints could have a material adverse effect on our operations and profitability.

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Inflationary Pressures: Global economies are currently experiencing elevated inflation which could curtail levels of economic activity, including in our primary production markets. During 2021, we experienced higher commodity, freight and energy costs, as well as wage pressures related to labour shortages in some markets. Inflationary pressures are expected to continue in 2022 and would be exacerbated by shortages or disruptions to inputs required for automotive production, including semiconductor chips, steel and aluminum. Tier 1 suppliers may also experience price increases or surcharges from sub-suppliers in connection with the inflationary pressures they face. The inability to offset inflationary price increases through continuous improvement actions, price increases to our customers or modifications to our own products or otherwise, could have an adverse effect on our profitability.

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Regional Energy Shortages: Parts of the world are experiencing energy shortages which appear to be related to a resurgence in demand due to economic recovery, weather events; and challenges related to the transition to renewable energy generation. Prices for energy inputs critical to manufacturing, such as natural gas and electricity, rose dramatically in parts of Europe and Asia in 2021 and may continue to increase in these or other markets. Russia’s invasion of Ukraine could disrupt natural gas supplies from Russia to Europe and/or cause elevated prices to rise further. Prolonged energy disruptions and/or significant energy price increases could have an adverse effect on our operations and profitability.

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Product Launch: The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing, frequency and complexity of design changes by our customers relative to start of production; production readiness of our and our customers and suppliers’ manufacturing facilities; robustness of manufacturing processes; launch volumes; quality and production readiness of tooling and equipment; employees; and initial product quality. Our failure to successfully launch material new or takeover business could have a material adverse effect on our profitability and reputation.

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Operational Underperformance: From time to time, we may have operating divisions which are not performing at expected levels of profitability. The size and complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance in our operating divisions could have a material adverse effect on our profitability and operations.

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Restructuring Costs: We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

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Impairments: We have recorded significant impairment charges related to equity interests in joint ventures, goodwill and long-lived assets in the past, and may do so again in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment, as may the technological obsolescence of any of our products or production assets or volumes that are lower than previously expected. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

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Skilled Labour Attraction/Retention: Our business is based on successfully attracting, training and developing employees at all levels of the company from “shop-floor” to Executive Management. The markets for highly skilled workers, as well as talented professionals and leaders in our industry are extremely competitive, particularly in the major global automotive and technology centres in which many of our operations are located. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities could impact our ability to profitably conduct business and/or effectively implement our strategy.

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Leadership Succession: Effective succession planning programs and practices are a critical element of our overall talent management strategy. We experienced a significant number of planned retirements in the last few years, and may experience similar waves in future years. We maintain a leadership development and succession program that has facilitated seamless leadership transitions to date. However, the failure to ensure effective knowledge transfers and seamless leadership transitions involving key professionals and leaders could also impact our ability to profitably conduct business and/or effectively implement our strategy.

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Supply Base Condition: We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. The financial health of automotive suppliers is impacted by a number of factors, including economic conditions and production volumes. A significant worsening of economic conditions or reduction in production volumes, including as a result of COVID-19, the semiconductor chip shortage, inflationary pressures or otherwise, could deteriorate the financial condition of our supply base, which could lead to, among other things: disruptions in the supply of critical components to us or our customers; and/or temporary shut-downs of one of our production lines or the production lines of one of our customers; all of which could have a material adverse effect on our profitability.

IT SECURITY / CYBERSECURITY RISKS

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IT/Cybersecurity Breach: Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our, our customers’ or our suppliers’ intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation, and could lead to claims against us that could have a material adverse effect on our profitability.

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Product Cybersecurity: The risk of vehicle cyber attacks has risen with the proliferation of technology designed to connect vehicles to external networks. Although vehicle and systems-level cybersecurity controls and protections are typically managed and/or specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

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PRICING RISKS

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Quote/Pricing Assumptions: The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions between the time of award and start of production. This risk is elevated in a rising inflation environment, as is currently the case globally. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have an adverse effect on our profitability.

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Customer Pricing Pressure: We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; pressure to assume incremental warranty costs; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability.

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Commodity Price Volatility: Prices for certain key raw materials and commodities used in our parts, including steel, aluminum and resin, can be volatile. To the extent we are unable to offset commodity price increases by: passing such increases to our customers, engineering products with reduced commodity content, implementing hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

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Scrap Steel/Aluminum Price Volatility: Some of our manufacturing facilities generate a significant amount of scrap steel or scrap aluminum in their manufacturing processes, but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and don’t necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

WARRANTY / RECALL RISKS

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Repair/Replacement Costs: We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as transmissions, typically have a higher unit and labour cost in the event of replacement. Other products, such as side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. Our OEM customers and/or government regulators have the ability to initiate recalls of safety products, which will also place us at risk for the administrative costs of the recall, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and product replacement costs could have a material adverse effect on our profitability.

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Warranty Provisions: In certain circumstances, we are at risk for warranty costs, including product liability and recall costs, and are currently experiencing increased customer pressure to assume greater warranty responsibility. Warranty provisions for our products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. In addition, warranty provisions for our powertrain systems, electronics and complete vehicle programs are also established on the basis of our or our customers’ warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Actual warranty experience which results in costs that exceed our warranty provisions, could have a material adverse effect on our profitability.

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Product Liability: We cannot guarantee that the design, engineering, testing, validation and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases. In the event that our products fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

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ACQUISITION RISKS

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Inherent Merger and Acquisition Risks: Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. While the conduct of due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual or other protections. The realization of any such risks could have a material adverse effect on our profitability.

OTHER BUSINESS RISKS

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Joint Ventures: We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.

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Technology and Innovation: While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing rapid technological change and significant disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage and may not be able to recover some or all of our investments and costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our corporate strategy.

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Intellectual Property: We own intellectual property that is important to our business and product portfolio. Our intellectual property is an important factor in protecting our innovation activities and maintaining our competitive advantage. From time to time, our intellectual property rights may be challenged, including through the assertion of intellectual property infringement claims which could result in us: being prevented from selling certain products; having to license the infringed product/technology; and/or incurring monetary damages. The foregoing consequences could have an adverse effect on our sales, profitability and ability to fully implement our corporate strategy.

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Investments in Technology Companies: In addition to our development activities, we have invested in various technology companies and funds that invest in such companies. Such investments are an important element of our long-term strategy and we may make further investments in such companies. Investing in such companies involves a high degree of risk, including the potential loss of some or all of our investment value. There is currently no public market for the shares or units of some of these investments and, as a result, we may be unable to monetize such investments in the future. Investments in companies or funds which are currently or subsequently become publicly traded are marked-to-market quarterly, which may result in us recording unrealized gains or losses in any given quarter. The realization of any of the foregoing investment-related risks could have an adverse effect on our profitability and financial condition.

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Evolving Business Risk Profile: The risk profile of our business continues to evolve with the increasing importance to us of product areas such as electrified powertrains, ADAS and electronics, as well as future mobility business models. As our business evolves, we may face new or heightened risks, including: forecasting and planning risks related to penetration rates of EVs, as well as take-rates for ADAS systems or features offered to consumers as optional items; reduction in demand for certain products which are unique to internal combustion engine vehicles; challenges in quoting for profitable returns on products with leading-edge technologies for which we may not have significant quoting experience; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability or financial condition.

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Risks of Doing Business in Foreign Markets: The establishment of manufacturing operations in new markets carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; potential sanctions risk; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an element of our long-term strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.

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Relative Foreign Exchange Rates: Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

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Financial Flexibility: The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

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Credit Ratings Changes: There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition and the trading price of our Common Shares.

LEGAL, REGULATORY AND OTHER RISKS

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Legal and Regulatory Proceedings: From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters, and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

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Changes in Laws: A significant change in the current regulatory environment in our principal markets, including changes in tax laws, laws related to the COVID-19 pandemic, laws related to vehicle emissions, and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability.

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